(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-16441
CUSIP Number: 228227104

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Crown Castle International Corp.
Full Name of Registrant

Not applicable
Former Name if Applicable

510 Bering Drive, Suite 500
Address of Principal Executive Office (Street and Number)

Houston, Texas 77057
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 14, 2005, the Audit Committee of the Board of Directors of Crown Castle International Corp. (the “Company”), with the concurrence of the Company’s executive officers and independent accountants, concluded that the Company’s previously issued financial statements for the fiscal years ended December 31, 2002 and 2003 and the first three fiscal quarters of 2004 should be restated as a result of certain errors contained therein.

The corrections to the Company’s consolidated results of operations consist of non-cash adjustments primarily attributable to increases in site rental revenues, ground lease expense (included in site rental costs of operations) and depreciation expense. Further, the corrections will result in changes to the Company’s minority interests and in the net gain on disposal of certain discontinued operations. The net impact of the accounting correction will generally be to straight-line ground lease expense over a longer period of time (as such expenses will be straight-lined over a period that is the lesser of (i) the lease term with renewal options and (ii) the greater of (a) the depreciable life of the tower and (b) the term of the tenant leases with renewal options), accelerate depreciation expense and, to a lesser extent, increase site rental revenues by considering all fixed elements in the straight-line revenue recognition (as such revenues will only be straight-lined over the current lease term, without regard to renewal options that may be exercised by a tenant, the impact will be less significant than the impact on ground lease expense).

Historically, the Company has calculated straight-line ground lease expense (for leases with fixed escalation provisions) using the current lease term (typically five to ten years) without regard to renewal options. Further, the Company depreciated all tower assets over a 20-year useful life, without regard to the term of the underlying ground lease, because of its historical experience in successfully renewing ground leases prior to expiration. As a result of this accounting adjustment, the Company will now calculate its straight-line ground lease expense using a time period that equals or exceeds the remaining depreciable life of the tower asset. Further, when a tenant has renewal options that may compel the Company to exercise ground lease renewal options, the Company will straight-line the ground lease expense over a sufficient portion of such ground lease renewals to coincide with the final termination of the tenant’s renewal options. The Company will also shorten the depreciable life of a tower asset on a ground lease (including renewal options) that expires prior to the end of its depreciable life. When calculating its straight-line site rental revenues, the Company will consider all fixed elements of a tenant lease’s escalation provisions, even if such escalation provisions also include a variable element. In addition, (1) certain issuance costs from prior financing transactions will be charged to other expense or included with dividends on preferred stock, (2) certain foreign currency translation adjustments will be charged to a prior year’s results of operations and (3) certain adjustments will be made to deferred income tax provisions and the estimated tax on the sale of Crown Castle UK Holdings Limited.

For further explanation of the anticipated restatement, reference is made to the Form 8-K filed by the Company on February 15, 2005, including the press release attached thereto as Exhibit 99.1.

The Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2004, within the prescribed period because the Company has not yet completed finalizing the corrections in its accounting treatment relating to the lease accounting matters discussed above and needs additional time to complete the preparation and review of its filing following the Company’s completion of a comprehensive review of its lease accounting practices. Accordingly, KPMG LLP has been unable to complete its audit. The Annual Report on Form 10-K, which was due to be filed on March 16, 2005, is expected to be filed on or before March 31, 2005. Due solely to the restatement related to its lease accounting practices, the Company expects to report in its 2004 Form 10-K a material weakness in internal controls.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

E. Blake Hawk, Esq.	(713) 570-3000
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations are expected as a result of the corrections to the Company’s financial statements described in Part III above. The Company is not prepared to estimate the results of its operations at this time because of the continuing review of the Company’s financial statements described more fully above.

This Form 12b-25 contains forward-looking statements that are based on our management’s current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding (i) the results and effect of any review of lease accounting, including any adjustments related to revenue or expense recognition or depreciation, (ii) timing of the lease accounting review, (iii) timing of the completion and filing of the Company’s Annual Report on Form 10-K and (iv) the results of the review of the Company’s internal controls. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors which could affect our results is included in our filings with the SEC.

Crown Castle International Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ E. Blake Hawk
			Name:	E. Blake Hawk
			Title:	Executive Vice President and General Counsel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from KPMG LLP